Exhibit 99.3

ASX ANNOUNCEMENT

November 27th, 2012

Resignations

Following today’s Annual General Meeting in Melbourne, the Board of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces the outcome of the AGM - directors Dr. Mel Bridges and Mr. Huw Jones will be leaving the Board, and Mr. Greg Brown has resigned effective November 27th, 2012.

The Board also announces the immediate resignation of Dr. Paul MacLeman as CEO and also accepts the resignation of Dr. David Sparling, VP Legal and Corporate Development.

Dr. Bridges said it is regrettable that a company with the potential of GTG was unable to reach middle ground with its major shareholder.

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000